SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)

                               HealthStream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no Par Value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   42222N103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 11, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ]    Rule 13d-1(b)
          [ ]    Rule 13d-1(c)
          [X]    Rule 13d-1(d)


---------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 42222N103                13G                        Page 2 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                  -0-

                                   ---------------------------------------------
  NUMBER OF SHARES                 6.    SHARED VOTING POWER          1,173,740
 BENEFICIALLY OWNED
 BY EACH REPORTING                 ---------------------------------------------
    PERSON WITH                    7.    SOLE DISPOSITIVE POWER             -0-

                                   ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER     1,173,740

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,173,740
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.8%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 42222N103                13G                        Page 3 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MORGAN STANLEY VENTURE CAPITAL III, INC.
 -------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
 -------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                  -0-

                                   ---------------------------------------------
  NUMBER OF SHARES                 6.    SHARED VOTING POWER          1,173,740
 BENEFICIALLY OWNED
 BY EACH REPORTING                 ---------------------------------------------
    PERSON WITH                    7.    SOLE DISPOSITIVE POWER             -0-

                                   ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER     1,173,740

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,173,740
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.8%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 42222N103                13G                        Page 4 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                  -0-

                                   ---------------------------------------------
  NUMBER OF SHARES                 6.     SHARED VOTING POWER         1,173,740
 BENEFICIALLY OWNED
 BY EACH REPORTING                 ---------------------------------------------
    PERSON WITH                    7.    SOLE DISPOSITIVE POWER             -0-

                                   ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER     1,173,740

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,173,740
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.8%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        OO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 42222N103                13G                        Page 5 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MORGAN STANLEY VENTURE PARTNERS III, L.P.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                  -0-

                                   ---------------------------------------------
  NUMBER OF SHARES                 6.    SHARED VOTING POWER            999,284
 BENEFICIALLY OWNED
 BY EACH REPORTING                 ---------------------------------------------
    PERSON WITH                    7.    SOLE DISPOSITIVE POWER             -0-

                                   ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER       999,284

--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       999,284
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.9%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 42222N103                13G                        Page 6 of 15 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MORGAN STANLEY VENTURE INVESTORS III, L.P.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                  -0-

                                   ---------------------------------------------
  NUMBER OF SHARES                 6.    SHARED VOTING POWER             95,947
 BENEFICIALLY OWNED
 BY EACH REPORTING                 ---------------------------------------------
    PERSON WITH                    7.    SOLE DISPOSITIVE POWER             -0-

                                   ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER        95,947

--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       95,947
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                       [ ]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 42222N103                13G                        Page 7 of 15 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC USE ONLY

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                   5.    SOLE VOTING POWER                  -0-

                                   ---------------------------------------------
  NUMBER OF SHARES                 6.    SHARED VOTING POWER             43,709
 BENEFICIALLY OWNED
 BY EACH REPORTING                 ---------------------------------------------
    PERSON WITH                    7.    SOLE DISPOSITIVE POWER             -0-

                                   ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER        43,709

--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       43,709
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.2%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     HealthStream, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     209 10th Avenue South, Suite 450, Nashville, Tennessee 37203

Item 2(a).  Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley ("MS")

     Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.")

     Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.")

     Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.")

     Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.")

     The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MS, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     The citizenship of MS, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is Delaware.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock, no par value per share (the "Shares").

Item 2(e). CUSIP Number:

     42222N103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) [ ]   Broker or dealer registered under Section 15 of the Exchange
                  Act;

        (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2002: (i) MSVP III, L.P. owned directly 999,284 Shares;
(ii) MSVI III, L.P. owned directly 95,947 Shares; and (iii) the Entrepreneur Fund owned directly 43,709 Shares; and (iv) MSVP III, L.L.C. owned directly options to acquire 34,800 Shares.

     MSVP III, L.L.C. is the general partner of MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund (collectively, the "Funds"), and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares held by the Funds. MSVC III, Inc. is the institutional managing member of MSVP III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of MSVP III, L.L.C. MSDW, as the sole shareholder of MSVC III, Inc., controls the actions of MSVC III, Inc. Therefore, MSVP III, L.L.C., MSVC III, Inc. and MS each may be deemed to have beneficial ownership of the 1,138,940 Shares held collectively by the Funds and the options to acquire 34,800 Shares.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b)  Percent of class: (1)

     Morgan Stanley                                     5.8% of the Common Stock

     Morgan Stanley Venture Capital III, Inc.           5.8% of the Common Stock

     Morgan Stanley Venture Partners III, L.L.C.        5.8% of the Common Stock

     Morgan Stanley Venture Partners III, L.P.          4.9% of the Common Stock

     Morgan Stanley Venture Investors III, L.P.         0.5% of the Common Stock

     The Morgan Stanley Venture Partners                0.2% of the Common Stock
     Entrepreneur Fund, L.P.
---------------

(1) Based on the 20,322,687 Shares reported to be outstanding as of November 11, 2002 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2002.

     (c) Number of shares as to which such person has:

                                                                               (iii)                  (iv)
                                  (i)                   (ii)               Sole power to         Shared power to
                          Sole power to vote    Shared power to vote   dispose or to direct   dispose or to direct
                         or to direct the vote  or to direct the vote   the disposition of     the disposition of
                         ---------------------  ---------------------  --------------------   --------------------
Morgan Stanley                   - 0 -                1,173,740                - 0 -                1,173,740

Morgan Stanley Venture           - 0 -                1,173,740                - 0 -                1,173,740
Capital III, Inc.

Morgan Stanley Venture           - 0 -                1,173,740                - 0 -                1,173,740
Partners III, L.L.C.

Morgan Stanley Venture           - 0 -                 999,284                 - 0 -                 999,284
Partners III, L.P.

Morgan Stanley Venture           - 0 -                 95,947                  - 0 -                 95,947
Investors III, L.P.

The Morgan Stanley               - 0 -                 43,709                  - 0 -                 43,709
Venture Partners
Entrepreneur Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Date: February 13, 2003

                                MORGAN STANLEY


                                By: /s/ Dennine Bullard
                                    --------------------------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory


                                MORGAN STANLEY VENTURE CAPITAL III, INC.


                                By: /s/ Debra Abramovitz
                                    --------------------------------------------
                                    Name:  Debra Abramovitz
                                    Title: Executive Director


                                MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
                                By: Morgan Stanley Venture Capital III, Inc.,
                                    as Institutional Managing Member


                                By: /s/ Debra Abramovitz
                                    -------------------------------------------
                                    Name:  Debra Abramovitz
                                    Title: Executive Director


                                MORGAN STANLEY VENTURE PARTNERS III, L.P.
                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                    as General Partner
                                By: Morgan Stanley Venture Capital III, Inc.,
                                    as Institutional Managing Member of
                                    the General Partner


                                By: /s/ Debra Abramovitz
                                    --------------------------------------------
                                    Name:  Debra Abramovitz
                                    Title: Executive Director

                                MORGAN STANLEY VENTURE INVESTORS III, L.P.
                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                    as General Partner
                                By: Morgan Stanley Venture Capital III, Inc.,
                                    as Institutional Managing Member of
                                    the General Partner


                                By: /s/ Debra Abramovitz
                                    -------------------------------------------
                                    Name:  Debra Abramovitz
                                    Title: Executive Director

                                THE MORGAN STANLEY VENTURE PARTNERS
                                ENTREPRENEUR FUND, L.P.
                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                    as General Partner
                                By: Morgan Stanley Venture Capital III, Inc.,
                                    as Institutional Managing Member of
                                    the General Partner


                                By: /s/ Debra Abramovitz
                                    --------------------------------------------
                                    Name:  Debra Abramovitz
                                    Title: Executive Director